Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

December 26, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:  Morgan Youngwood
Stephen Krikorian
Matthew Crispino
Jan Woo

Re:                             Pensare Acquisition Corp.
Preliminary Merger Proxy Statement on Schedule 14A
Filed October 8, 2019
SEC Comment Letter dated November 4, 2019
File No. 001-38167

Ladies and Gentlemen:

This letter is submitted on behalf of Pensare Acquisition Corp. (the “Company”), in response to the comments of the staff of the Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Merger Proxy Statement on Schedule 14A filed with the Commission on October 8, 2019 (the “Proxy Statement”), as set forth in the Staff’s letter to Mr. Darrell J. Mays of the Company dated November 4, 2019 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) which includes changes in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Proxy Statement, and page references in the Company’s responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Proxy Statement.

Preliminary Merger Proxy Statement on Schedule 14A filed October 8, 2019

Questions and Answers
What will happen in the Business Combination?, page 5

1.              You indicate in this section that Pensare will pay half of the $65,000,000 merger consideration in cash and half in common stock. Elsewhere, however, you appear to indicate that Pensare will pay the merger consideration partly through cash and the issuance of Pensare common stock but also through the assumption of Computex debt. Please resolve this apparent discrepancy or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 1.

Non-GAAP Financial Measures, page 22

2.              Please revise to include footnotes for the Adjusted EBITDA adjustments. In this respect, you include references without any subsequent footnotes for waived audit adjustments, restructuring expenses and management fees.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 22-23 of Amendment No. 1.

Risk Factors
Risks Related to Pensare and the Business Combination, page 38

3.              Please update the risk factors in this section to reflect your activities since your IPO. For example, revise the risk factor on page 44 to disclose if any of your key personnel has negotiated employment or consulting agreements with Computex. In this regard, we note that Lawrence Mock will remain on the board of directors upon closing of the transaction. Also, revise the risk factor on page 50 to discuss costs related to your search for a target business, including any costs incurred in connection with your pursuit of TPx.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 42, 44-49, 52-54, 56 and 58 of Amendment No. 1.

“Nasdaq may delist our securities...”, page 39

4.              The current reports on Form 8-K filed on September 17 and 27, 2019 indicate that the company has received letters from Nasdaq’s Listing Qualifications Department indicating that the company is not in compliance with Listing Rules 5550(a)(3) and (a)(4). Since the listing of Pensare’s common stock on Nasdaq is a condition to closing the merger, please address these delisting notices in your risk factors and in the summary of the proxy statement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 20-21 and 40-41 of Amendment No. 1.

“Our amended and restated certificate of incorporation provides...”, page 51

5.              We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your disclosure to clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to specifically state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise your risk factor to state clearly that the provision does not apply to such actions.

Response:

In response to the Staff’s comment, the Company advises the Staff that the forum selection provision in its amended and restated certificate of incorporation does not apply to suits to enforce a duty or liability created by the Securities Exchange Act of 1934. The Company has revised its disclosure on page 53 of Amendment No. 1 accordingly.

Business Combination
Background of the Business Combination, page 62

6.              Please disclose the identities of the representatives of Navigation Capital Partners and Computex who participated in the calls between May 22 and May 31 to review materials and consider the merits of Computex as a potential merger candidate for Pensare. Also disclose the representatives of Navigation Capital Partners who received by email on

May 31, 2019 an initial non-binding proposal outlining the terms and conditions for a potential business combination between Pensare and Computex.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 1.

7.              We note that on July 23, 2019, you announced that you had entered into a non-binding letter of intent to acquire a second company, a leading developer of UCaaS technology. Please revise your disclosures to discuss the status of the potential business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No. 1.

Opinion of Financial Advisor to Pensare’s Board of Directors, page 70

8.              We note your disclosure regarding financial projections with respect to the future financial performance of Computex for the years ending December 31, 2019 through December 31, 2021 that were prepared by Computex management and shared with Pensare’s financial advisor. Please disclose those financial projections and the material assumptions underlying them or advise why you believe that they are not material to an investor’s understanding of the business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 73-75 of Amendment No. 1.

9.              You disclose that conducting the Selected Companies Analysis and the Selected Transactions Analysis “involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect” the transactions and companies reviewed. Please disclose the primary considerations and judgments made when comparing these companies and transactions to Computex. Please tell us whether any additional transactions or companies that fit the criteria for these analyses were not used, and, if so, why not.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 79-81 of Amendment No. 1. We supplementally advise the Staff that in choosing companies with publicly traded equity securities and transactions with publicly available financial terms for the purposes of its selected companies and selected transactions analyses, Cassel Salpeter evaluated all criteria in their entirety without application of definitive qualifications or limitations to individual criteria, and Cassel Salpeter did not exclude from its analyses any such companies or transactions that it otherwise deemed sufficiently comparable to Computex.

Unaudited Pro Forma Condensed Combined Financial Statements, page 79

10.       We note from your disclosures that the business combination will be accounted for as a forward merger under the acquisition method whereby a new subsidiary of Pensare, Merger Sub, will be incorporated, Computex will be treated as the acquired company and Pensare will be treated as the accounting acquirer for financial reporting purposes. Please explain how you determined that Pensare is the accounting acquirer. Provide us with analysis that compares the number of shares and percentages owned by shareholders in the combined company to the number of shares and percentages owned in each of the combining companies before the transaction. Tell us the number of shares of common stock owned individually by Mr. Mock, Dr. Willis and Mr. Foley before and after the business combination. In addition, tell us the number of shares that Navigation Capital Partners II, L.P. owns in Computex prior to the business combination. We refer you to the guidance in ASC 805-50.

Response:

For purposes of determining the acquirer, no single criterion is more significant than any other. ASC 805-10-55-11 and 12 do not individually determine who is the acquirer and ASC 805-10-55-14 and 15 do not appear to apply. Per ASC 805-10-55-13, Pensare is expected to have a controlling interest based on voting shares of Pensare common stock and will have the most influence over the combined entity by dominating the Board of Directors and senior management after the transaction is completed. Accordingly, Pensare management has determined, based on the criteria outlined in ASC 805-10-55-13 having the strongest applicability to the transaction, Pensare is the acquirer for purposes of this Business Combination transaction.

	Before Business Combination		After Business Combination
	Total # shares	%	Total # shares	%
Pensare Acquisition Corp.
Public stockholders	305,765	3.79%	170,477	0.68%
Public stockholders’ rights		0.00%	3,105,000	12.40%
Newly Issued Shares (Anchor Investor - MasTec, Inc.)		0.00%	3,000,000	11.98%
Warrants exercises (Anchor Investor - MasTec, Inc.)		0.00%	3,600,000	14.37%
Sponsor original remaining shares:
Bert Ellis	27,000	0.33%	27,000	0.11%
Dennis Lockhart	27,000	0.33%	27,000	0.11%
Suzanne Shank	27,000	0.33%	27,000	0.11%
Karl Krapek	27,000	0.33%	27,000	0.11%
Kiass Baks	27,000	0.33%	27,000	0.11%
Ray Wilkens	108,000	1.34%	108,000	0.43%
Pensare Sponsor Group, LLC (Darrell J. Mays - managing member)	5,818,500	72.12%	5,818,500	23.23%
Lawrence E. Mock, Jr.	—	0.00%	—	0.00%
Dr. Willis	—	0.00%	—	0.00%
Mr. Foley	—	0.00%	—	0.00%
MasTec, Inc.	1,701,000	21.08%	1,701,000	6.79%
Newly Issued Shares (Working Capital Loans)		0.00%	517,333	2.07%
Warrants exercises (Working Capital Loans)		0.00%	620,800	2.48%
Computex’s shareholders:		0.00%		0.00%
Navigation Capital Partners II L.P. (Lawrence E. Mock, Jr. - managing member)		0.00%	4,273,002	17.06%
Other individuals		0.00%	2,000,000	7.98%

	8,068,265	100.00%	25,049,112	100.00%

Computex (Stratos)
Navigation Capital Partners II L.P. (Lawrence E. Mock, Jr. — managing member)	12,005,000	64.10%	—	0.00%
Other individuals	6,725,000	35.90%	—	0.00%
Pensare Acquisition Corp.			18,730,000	100.00%

	18,730,000	100.00%	18,730,000	100.00%

11.       You disclose that Pensare plans to raise additional funds via a $160 million Private Investment in Pubic Equity (“PIPE”), and for purposes of these unaudited pro forma condensed combined financial statements, it is assumed that the $160 million PIPE raise will include 4 million common shares at a share price of $10.00 ($40 million) and $120 million in new convertible debt. Please revise to provide transparent disclosures in this section of the filing about the related uncertainties associated with the proposed PIPE transaction. In this respect, your pro forma disclosures should clarify that if Pensare fails to consummate the PIPE, it is unlikely that Pensare will have sufficient funds to meet the condition to Closing in the Business Combination Agreement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 1.

12.       Please clarify your disclosures that indicate it is assumed that all warrants (26.0 million) and rights (30.1 million) will be converted into the New Convertible Debt Security with a value of $42.8 million.

Response:

The Company has revised the disclosure to remove the indicated language, as this concept is no longer applicable.

Note 3—Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2019, page 88

13.       We note that adjustment J represents the pro forma adjustment to account for the liabilities repaid or converted upon the completion of the business combination. Please revise to clarify the nature of the liabilities that will be repaid or converted upon the completion of the business combination. We also note that two of the Company’s service providers have agreed to defer the payment of fees owed to them until the consummation of a Business Combination, which amounted to $4.8 million as of March 31, 2019. Please clarify whether your pro forma financial statements reflect the deferred payment of fees.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

14.       We note that adjustment L represents transactions expenses that will be settled with a combination of cash ($21.2 million) and a new convertible debt security ($12.9 million). Please revise to describe in detail the nature of the transactions expenses.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

15.       We note from your disclosures beginning on page F-16 that certain related party loans are payable upon the consummation of a business combination. Please explain why there are no pro forma adjustments for these related party convertible loans considering that they are payable without interest upon the consummation of a business combination. In addition, tell us whether the promissory notes made to cover the contribution payments are payable upon the consummation of a business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 92, Note 3, Item G of Amendment No. 1.

Note 4—Adjustments and Assumptions to the Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended June 30, 2019, page 90

16.       We note your adjustments to weighted average basic and diluted shares outstanding to arrive at the pro forma shares outstanding in both the no redemption and maximum redemption scenarios. Please revise to explain why the public stockholders’ rights are included in your calculation of pro forma basic and diluted shares outstanding. Revise to explain how you determined the number of the sponsors remaining shares. In addition, revise to clarify the nature of the assumed debt with 12% PIK interest and how you determined the number of PIK shares to be issued on the convertible debt. Your revised disclosures should include any assumptions involved. Note that this comment also applies to Note 5—Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2018.

Response:

The Company has revised the disclosure to remove the indicated language, as this concept is no longer applicable.

Information about Computex, page 128

17.       Please disclose the basis for the statement that Computex is an “award-winning” IT solutions provider.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 132 of Amendment No. 1 to delete “award-winning”.

18.       Please balance the disclosure of your revenues in the years ended December 31, 2017 and 2018 by also disclosing your net losses for each period.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 133 of Amendment No. 1 to include the net loss for each period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Computex and Subsidiaries
Overview, page 140

19.       You state that Computex is a leading multi-brand technology solutions provider to Fortune 500 clients. Please disclose the percentage of your customers that are Fortune 500 companies and the percentage of revenue for each period that was generated from these customers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of Amendment No. 1 to delete the reference to Fortune 500 clients.

Internal Controls, page 150

20.       Please clarify your disclosures that indicate Computex has elected not to take advantage of the extended transition period for complying with the new or revised accounting standards. In this respect, we note your statement on page F-62 that the Company does not intend to early adopt the new revenue recognition guidance and therefore all of the ASUs noted will be effective for the Company for the year ending December 31, 2019.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 155 of Amendment No. 1 to clarify that it will elect to not opt out of such extended transition period.

Pensare Managements’ Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 172

21.       Please clarify your statement that there have been no significant changes in your financial position and no material adverse change has occurred since the date of your audited financial statements included in your registration statement for the initial public offering. In this respect, we note that there have been significant redemptions of your common stock subsequent to the date of your audited financial statements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 177 of Amendment No. 1.

Financial Statements
Stratos Management Systems, Inc.
Financial Statements for the years ended December 31, 2018, 2017 and 2016
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-54

22.       We note that you sell IT and communication products, which consist of hardware and essential software. Please clarify whether any of your arrangements contain software that is within the scope of ASC 985-605.

Response:

The Company has been advised that Computex has considered the guidance in ASC 985-605 and has determined that the Computex’s arrangements with clients do not fall within the scope of software revenue recognition guidance of ASC 985-605, including paragraph 2 of ASC 985-605-25.  In reaching this conclusion, Computex has analyzed the scope of the software revenue recognition guidance in ASC 985-605-15-3 and concluded that it is not currently required to apply such software revenue recognition guidance to any of its services because the focus of Computex’s product sales service offering has been to provide hardware, customized solutions and services. In addition, Computex has not been individually licensing, selling, leasing or otherwise marketing developed software.

23.       You disclose that revenue from the sale of hardware and software products is generally recognized on a gross basis with the sales price to the customer recorded as revenue and the acquisition cost of the product recorded as cost of revenue. Please provide us with a detailed analysis that supports recognizing the sale of hardware and software products on a gross basis. We refer you to FASB ASC 605-45-45.

Response:

The Company has been advised that Computex considers the principal versus agent accounting guidance in order to determine if Computex is the primary obligor in the arrangement and if sale of hardware and software products revenue should be recognized gross or net of the associated costs. Applying the principal versus agent accounting guidance is a matter of judgment based on consideration of several factors and indicators.

Computex notes that according to ASC 605-45-45-1, it is a matter of judgment whether an entity should report revenue based on either of the following:

(a)         The gross amount billed to a customer because it has earned revenue (as a principal) from the sale of the goods or services.

(b)         The net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.

As discussed in more detail below, Computex believes that the following are key factors that support its gross reporting basis:

•                  Computex is the primary obligor. Computex’s customers interact and contract only with Computex and look to Computex to resolve issues with the product order.

•                  Computex has back-end inventory risk with respect to the product shipped directly to its customers and has front-end inventory risk with respect to the product that is shipped to Computex.

•                  Computex has complete discretion in pricing.

•                  Computex takes credit risk.

•                  Computex provides a variety of different solutions to its customers. Computex serves clients through its comprehensive engagement model which includes the full lifecycle of services from consultation through implementation, optimization, and ongoing support services. Computex provides innovative and sophisticated services, including professional and managed, cloud and maintenance services, and complex multi-vendor technology offerings to its clients. Computex’s core technology markets are (1) collaboration and (2) enterprise networking, data center, cloud, and security.

The guidance in ASC 605-45-45-4 through 45-14 sets forth the indicators to be considered in determining whether gross or net presentation is appropriate. Set forth below are the indicators (in italics) as well as Computex’s application of this guidance to its specific arrangement.

Computex is directly and intimately involved with its customers both on a pre- and post-sale basis and, if a customer requires consultation or assistance or has technical inquiries, customers call Computex. As a result, the customers view Computex as their total solution provider throughout the duration of the customer relationship and look to Computex as their primary source of contact.

The Entity Is the Primary Obligor in the Arrangement

Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity’s role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

Computex is directly and intimately involved with its customers both on a pre- and post-sale basis and, if a customer requires consultation or assistance or has technical inquiries, the customers call Computex. As a result, Computex’s customers view Computex as their total solution provider throughout the duration of the customer relationship and look to Computex as their primary source of contact.

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

Unmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if an entity takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory), or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.

Computex has back-end inventory risk with respect to the product shipped directly to its customers and has front-end inventory risk with respect to the product that is shipped to Computex.

The Entity Has Latitude in Establishing Price

If an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

Computex has no contractual restrictions with respect to pricing of the products it offers from third-party providers. Accordingly, Computex is solely responsible for and has reasonable latitude, within economic constraints, to establish the prices Computex charges to the customer.

The Entity Changes the Product or Performs Part of the Service

If an entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity’s physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.

Computex does not change the product or perform any service beyond assisting customers with determining the nature, type, characteristics and configurations of the product.

The Entity Has Discretion in Supplier Selection

If an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Computex has discretion in supplier selection software and hardware products sold.

The Entity Is Involved in the Determination of Product or Service Specifications

If an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

Computex assists customers in determining the nature, type, characteristics and configurations of the product order.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

Physical loss inventory risk exists if title to the product is transferred to an entity at the shipping point (for example, the supplier’s facilities) and is transferred from that entity to the customer upon delivery. Physical loss inventory risk also exists if an entity takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that an entity should record revenue gross based on the amount billed to the customer.

Computex has back-end inventory risk with respect to the product shipped directly to the customers and have front-end inventory risk with respect to the product that is shipped to Computex.

The Entity Has Credit Risk

If an entity assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.

A requirement that an entity return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if an entity fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the entity incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and an entity obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

Computex assumes all credit risk as it is responsible for paying for the product/software costs regardless of whether or not it ultimately collects from the customer.

Predicated on the above factors, Computex is the principal in sales of hardware or software products. Sales are recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recognized as cost of sales. Computex recognizes revenue from these sales at the point in time that control passes to the customer, which is typically upon delivery of the products to the customer.

24.       Your disclosures indicate that revenue from the sale of third-party service and maintenance contracts is recognized on a gross basis at the time of sale with the selling price to the customer recorded as revenue and the acquisition cost recorded as cost of revenue. Please provide us with a detailed analysis that explains why you are the principal in these contracts and supports recognizing the sale of third-party service and maintenance contracts on a gross basis. We refer you to FASB ASC 605-45-45.

Response:

The Company has been informed that Computex considers the principal versus agent accounting guidance to determine if Computex is the primary obligor in the arrangement and if maintenance contract revenue should be recognized gross or net of the associated costs. Applying the principal versus agent accounting guidance is a matter of judgment based on consideration of several factors and indicators.

Computex notes that according to ASC 605-45-45-1, it is a matter of judgment whether an entity should report revenue based on either of the following:

(a)         The gross amount billed to a customer because it has earned revenue (as a principal) from the sale of the goods or services.

(b)         The net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.

As discussed in more detail below, Computex believes that the following are key factors that support its gross reporting basis:

•                  Computex is the primary obligor. Computex’s customers interact and contract only with Computex and look to Computex to resolve issues with the product order.

•                  Computex has complete discretion in pricing.

•                  Computex takes credit risk.

•                  Computex provides a variety of different solutions to its customers. Computex serves clients through its comprehensive engagement model which includes the full lifecycle of services from consultation through implementation, optimization, and ongoing support services. Computex provides innovative and sophisticated services, including professional and managed, cloud and maintenance services, and complex multi-vendor technology offerings to its clients. Computex’s core technology markets are (1) collaboration and (2) enterprise networking, data center, cloud, and security.

The guidance in ASC 605-45-45-4 through 45-14 sets forth the indicators to be considered in determining whether gross or net presentation is appropriate. Set forth below are the indicators (in italics) as well as Computex’s application of this guidance to its specific arrangement.

Computex is directly and intimately involved with its customers both on a pre- and post-sale basis and, if a customer requires consultation or assistance or has technical inquiries, customers call Computex. As a result, customers view Computex as their total solution provider throughout the duration of the customer relationship and look to Computex as their primary source of contact.

The Entity Has Discretion in Supplier Selection

If an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Computex has discretion in supplier selection for software support and maintenance contracts, however, more often than not the software support and maintenance products that Computex sells coincide with the supplier of the software and hardware products sold in conjunction with the ultimate sale or contract.

The Entity Is Involved in the Determination of Product or Service Specifications

If an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

Computex assists its customers in determining the nature, type, characteristics and configurations of the contract.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

Physical loss inventory risk exists if title to the product is transferred to an entity at the shipping point (for example, the supplier’s facilities) and is transferred from that entity to the customer upon delivery. Physical loss inventory risk also exists if an entity takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that an entity should record revenue gross based on the amount billed to the customer.

This factor is not applicable because there is no physical asset.

The Entity Has Credit Risk

If an entity assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.

A requirement that an entity return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if an entity fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the entity incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and an entity obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

Computex assumes all credit risk as it is responsible for paying for the product/software costs regardless of whether or not Computex ultimately collects from the customer.

Predicated on the above factors, Computex is typically the principal in sales of third-party software support and maintenance. Sales are recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recognized as cost of sales. Computex recognizes revenue from these sales at the point in time that control passes to the customer, which is typically upon delivery of the software to the customer.

Segment Reporting, page F-61

25.       We note that Stratos Ireland is a sourcing company for European sales activity. Please explain how you considered the guidance in ASC 280-10-50-41.

Response:

The Company has been informed that Computex considered the following guidance in ACS 280-10-50-41:

50-41 - A public entity shall report the following geographic information unless it is impracticable to do so (see Example 3, Case D [paragraph 280-10-55-51:]): [FAS 131, paragraph 38, sequence 134].

(a)   Revenues from external customers attributed to the public entity’s country of domicile and attributed to all foreign countries in total from which the public entity derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. A public entity shall disclose the basis for attributing revenues from external customers to individual countries. [FAS 131, paragraph 38, sequence 135]

(b)   Long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets located in the public entity’s country of domicile and located in all foreign countries in total in which the public entity holds assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. [FAS 131, paragraph 38, sequence 136]

The amounts reported shall be based on the financial information that is used to produce the general-purpose financial statements. If providing the geographic information is impracticable, that fact shall be disclosed. A public entity may wish to provide, in addition to the information required by the preceding paragraph, subtotals of geographic information about groups of countries.

As it pertains to consideration (a), revenues from external customers from all foreign countries for the fiscal years ended December 31, 2016, 2017, and 2018 were approximately $2.6 million, $6.1 million and $2.5 million, respectively. Therefore, as the amount of total sales to foreign customers as a percentage of total sales for the fiscal years ended December 31, 2016, 2017 and 2018 amounted to approximately 1.9%, 4.6% and 1.6%, respectively, Computex has determined foreign sales are not material to the financial statements and should not be disclosed separately.

For Consideration (b), Computex respectfully directs the Staff to its disclosure within Note 2 regarding assets of foreign operations on page F-64 of Amendment No. 1.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 1 or the above responses.

Sincerely yours,

/s/ Jason Simon
Jason Simon

cc:                                Darrell J. Mays